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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3) (1)

                               Electrosource, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   286150 20 6
        ----------------------------------------------------------------
                                 (CUSIP Number)

                            William B. Lawrence, Esq.
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7000
        ----------------------------------------------------------------

                                February 14, 2000
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------------------


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 872649-10-8                13D                      PAGE 2 OF 4 PAGES

  (1)         Names of Reporting Persons
              IRS Identification No. of Above Persons

              TRW Inc.
              IRS No. 34-0575430

  (2)         Check the Appropriate Box if a Member of a Group

              (a) [      ]
              (b) [      ]

  (3)         SEC USE ONLY

  (4)         Source of Funds

              00

  (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(3). [ ]

(6)           Citizenship or Place of Organization

              Ohio


NUMBER OF     (7)  Sole Voting Power                              499,304
                                                        -----------------
SHARES
BENEFICIALLY  (8)  Shared Voting Power                                  0
                                                        -----------------
OWNED BY
EACH          (9)  Sole Dispositive Power                         499,304
                                                        -----------------
REPORTING
PERSON        (10) Shared Dispositive Power                             0
                                                        -----------------
WITH

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    499,304
                                                                    --------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----
(13) Percent of Class Represented by Amount in Row (11)             4.4%
                                                                 -------

(14) Type of Reporting Person    CO
                             -------------


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 This Amendment No. 3 on Schedule 13D amends the beneficial ownership statement initially filed on January 2, 1998 on Schedule 13D, as amended by Amendment No. 1 on Schedule 13D filed on January 5, 1998, and Amendment No. 2 on Schedule 13D filed on January 20, 1998 (collectively, the "Schedule 13D"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect that TRW has beneficial ownership of less than five percent of the equity securities of Electrosource, Inc. (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

                  (a) The information given in this Schedule 13D is based on 11,276,631 shares of the Common Stock of the Company outstanding as of November 10, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

                          TRW beneficially owns 499,304 shares of the Common
Stock, which represents 4.4% of the outstanding Common Stock. The Directors and executive officers of TRW disclaim beneficial ownership of the Common Stock.

                          Philip A. Odeen, an executive officer of TRW,
beneficially owns fifty (50) shares of Common Stock, which represents less than one percent (1%) of the outstanding Common Stock. TRW disclaims beneficial ownership of these shares.

                          Except as set forth above, to the knowledge of TRW,
neither the Directors nor the executive officers of TRW beneficially own any shares of the Common Stock.

                  (b) TRW has sole voting and dispositive power with respect to 499,304 shares of the Common Stock. Mr. Odeen has sole voting and dispositive power with respect to fifty shares of the Common Stock held by him.



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                                   Signatures
                                   ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 2000           TRW Inc.



                                    By:       /s/ Kathleen A. Weigand
                                       ------------------------------
                                              Kathleen A. Weigand
                                              Vice President, Assistant General
                                              Counsel and Assistant Secretary




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